UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29830 / October 4, 2011

_____
                                                 :
In the Matter of   :
                                                 :
STONE HARBOR INVESTMENT PARTNERS LP   :
STONE HARBOR INVESTMENT FUNDS   :
                                                 :
31 West 52nd Street, 16th Floor   :
New York, NY 10019   :
                                                 :
 (812-13931)   :
_____ :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Stone Harbor Investment Partners LP and Stone Harbor Investment Funds filed an
application on July 29, 2011, and amendments to the application on August 31, 2011, and
September 7, 2011, requesting an order under section 6(c) of the Investment Company
Act of 1940 ("Act") granting an exemption from rule 12d1-2(a) under the Act. The order
would permit open-end management investment companies relying on rule 12d1-2 under
the Act to invest in certain financial instruments.

On September 7, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29784). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth
in the application, as amended, that granting the requested exemption is appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Stone Harbor Investment Partners LP and Stone Harbor Investment Funds (File No. 812-13931) is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary